NO ACT

PE
12-01-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



09013140

December 22, 2009

Andrew A. Gerber
Hunton & Williams LLP
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, NC 28280

Act: 1934
Section:
Rule: 14a-8
Public Availability: 12-22-09

Re: Bank of America Corporation
Incoming letter dated December 1, 2009

Dear Mr. Gerber:

This is in response to your letter dated December 1, 2009 concerning the shareholder proposal submitted to Bank of America by James Perry Slaton. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: James Perry Slaton

*** FISMA & OMB Memorandum M-07-16 ***

December 22, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated December 1, 2009

The proposal recommends that all stockholders shall be entitled to attend and speak at any and all annual meetings of stockholders.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(7), as relating to Bank of America's ordinary business operations. In this regard, we note that the proposal relates to eligibility to attend and speak at annual shareholder meetings. Proposals concerning the conduct of shareholder meetings generally are excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Bank of America relies.

Sincerely,

Gregory S. Belliston
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 1, 2009

Rule 14a-8

VIA OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by James Perry Slaton

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2010 Annual Meeting of Stockholders (the "2010 Annual Meeting") the proposal described below for the reasons set forth herein. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation received a proposal and supporting statement dated October 26, 2009 (the "Proposal") from James Perry Slaton (the "Proponent") for inclusion in the proxy materials for the 2010 Annual Meeting. The Proposal is attached hereto as **Exhibit A**. The 2010 Annual Meeting is scheduled to be held on or about April 28, 2010. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 17, 2010.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and



2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2010 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal recommends that all stockholders shall be entitled to speak at any and all Annual Meetings of Stockholders.

REASON FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2010 Annual Meeting pursuant to Rule 14a-8(i)(7), Rule 14a-8(i)(4) and Rule 14a-8(i)(10). The Corporation believes that the Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the ordinary business of the Corporation. References in this letter to Rule 14a-8(i)(7) shall also include its predecessor, Rule 14a-8(c)(7). The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2010 Annual Meeting pursuant to Rule 14a-8(i)(4) because the Proposal relates to the redress of a personal grievance against the Corporation. Finally, the Corporation believes that the Proposal may be omitted pursuant to Rule 14a-8(i)(10) because it has been substantially implemented.

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Corporation's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that deals with a matter relating to the ordinary business of a company. Under Commission and Division precedent, a stockholder proposal is considered "ordinary business" when it relates to matters that are so fundamental to management's ability to run a company on a day-to-day basis that, as a practical matter, they are not appropriate for stockholder oversight. *See Exchange Act Release No. 34-40018* (May 21, 1998). Further, in order to constitute "ordinary business," the proposal must not involve a significant policy issue that would override its "ordinary business" subject matter. *Id.*

The Division has routinely found that proposals involving the conduct of stockholder meetings relate to matters of ordinary business and can be excluded under Rule 14a-8(i)(7). In *Bank of America Corporation* (February 16, 2006) ("*Bank of America 2006*"), the Proponent submitted the same proposal as the Proposal. In *Bank of America 2006*, the Division found that the proposal related to the "conduct of annual meetings" and thus, was excludable as a matter relating to the ordinary business of the company. *See also Con-way Inc.* (January 22, 2009) (excluding a proposal



requesting that future annual shareholder meetings be webcast over the internet); *The Gillette Company* (February 22, 2005) (excluding a proposal requesting a period of time be set aside so that "all who wish to speak may do so"); *AmSouth Bancorporation* (January 15, 2002) (excluding a proposal requesting that the floor of the company's annual meeting be opened to questions and comments from shareholders for thirty minutes prior to adjournment); *Verizon Communications Inc.* (February 25, 2002) (excluding a proposal that sought to limit the location of the company's annual meetings); *Niagara Mohawk Holdings, Inc.* (March 5, 2001) (excluding a proposal that related to setting aside a discussion room for all shareholders at the company's annual meeting; and *The Gillette Company* (February 2, 2001) (excluding a proposal recommending that the board provide information to shareholders attending the company's annual meeting and present measures for open discussion). Similar to the foregoing no-action letters, the Proposal seeks to address the means by which the Corporation conducts its annual meetings. Such matters are well within the ordinary business operations of the Corporation and clearly do not raise any significant policy concerns.

Accordingly, the Corporation believes that the Proposal may be omitted from proxy materials for the 2010 Annual Meeting pursuant to Rule 14a-8(i)(7) as implicating the Corporation's ordinary business operations because it relates to the conduct of annual meetings.

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(4) because it relates to the redress of a personal grievance against the Corporation.

Rule 14a-8(i)(4) permits the omission of a stockholder proposal that deals with a matter that relates to the redress of a personal grievance against the Corporation. The Proponent has a longstanding grievance with the Corporation. The Proponent was formerly employed by the Corporation as a security guard and was terminated prior to the 2005 Annual Meeting of Stockholders (the "2005 Annual Meeting"). Prior the 2005 Annual Meeting, the Proponent contacted numerous people inside and outside of the Corporation to:

- indicate that he would be at the 2005 Annual Meeting and his intent to discuss various issues related to his employment at the Corporation and to directly engage Kenneth D. Lewis, the Corporation's then-Chairman, Chief Executive Officer and President about his personal issues;

- threaten litigation in connection with his termination; and

- state that he would do whatever it took and whatever was necessary to get even with those who he believed had harmed him.



Based on these communications, the Corporation perceived that the Proponent was likely to cause a disturbance at the 2005 Annual Meeting and pose a threat of harm to other shareholders, employees and directors and, accordingly, denied the Proponent access to the 2005 Annual Meeting. In addition, the Corporation sought and received a restraining order (the "Order") against the Proponent in June 2005 that prohibited the Proponent from contacting the Corporation and a number of its employees. (The Order is no longer in effect.) In connection with the 2006 Annual Meeting of Stockholders (the "2006 Annual Meeting"), the Proponent submitted a proposal regarding access to the 2006 Annual Meeting to address his grievance. As noted above, in *Bank of America 2006*, that proposal was excluded from the Corporation's proxy materials for the 2006 Annual Meeting.

After a brief hiatus, the Proponent began to make contact with the Corporation again during mid-2009. In a May 18, 2009 email, the Proponent states that "[d]ogs get treated better" than he was treated by the Corporation and that the Corporation "destroys lives." On June 9, 2009, the Proponent emailed the Corporation claiming:

- that he was "PERSONALLY TARGETED" by the Corporation when he was terminated;
- that certain bank personnel were "racist" and had "made up allegations" against the Proponent;
- that bank personnel had "successfully sought revenge" against the Proponent; and
- that a "concerted effort was made to discredit" the Proponent and that his "reputation [was] ruined FOREVER."

The Proponent's June 9, 2009 email closes with the following: "I HAVE LOST EVERYTHING, MY CAREER, MY REPUTATION AND MY FAMILY. I AM ON THE BRINK OF DOING THINGS THAT WE WILL ALL REGRET." The May 18, 2009 email and the June 9, 2009 email are attached hereto as **Exhibit B**.

While the Proposal appears to be facially neutral, when applied to the Proponent it is not. It is clear that the subject matter of the Proposal relates directly to the Proponent's personal situation and his previous denial of access to annual meetings. The Division has regularly permitted the exclusion of proposals designed to redress a personal grievance. *See General Electric Company* (February 2, 2005); *Morgan Stanley* (January 4, 2003); *NSTAR* (March 15, 2000); and *US WEST* (February 22, 1999). Accordingly, since the Proposal deals with a matter that relates to the redress of the



Proponent's personal grievance against the Corporation, the Corporation believes that the Proposal should be excluded pursuant to Rule 14a-8(i)(4).

3. The Company may omit the Proposal pursuant to Rule 14a-8(i)(10) because the Corporation has already substantially implemented the Proposal.

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2010 Annual Meeting pursuant to Rule 14a-8(i)(10), which permits the omission of a stockholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule, which allowed the omission of a proposal that was "moot." The current rule also clarifies the Commission's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. *See The Gap, Inc.* (March 4, 2005) and *Bank of America Corporation* (February 18, 2003). The Corporation's longstanding policy is to permit all of its stockholders to attend its annual meetings and to speak at those meetings in accordance with the meeting rules. In addition, the proxy materials for the Corporation's 2009 Annual Meeting state that "[s]tockholders or their valid proxy holders may address the meeting." Furthermore, it is generally understood under Delaware law that stockholders can attend meetings and should be given a reasonable opportunity to speak as to matters that are appropriate at such meetings.

Accordingly, the Proposal has not only been substantially implemented, but it has, in fact, been "fully effected" and should be excluded pursuant to Rule 14a-8(i)(10)

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2010 Annual Meeting. Based on the Corporation's timetable for the 2010 Annual Meeting, a response from the Division by February 3, 2010 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel of the Corporation, at 980-386-4238.



Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
James Perry Slaton

HUNTON& WILLIAMS

EXHIBIT A

See attached.

Delivered via certified USPS mail and email

Ms. Alice A. Herald - Corporate Secretary
Bank of America Corporation
101 South Tryon Street
NC1-002-29-01
Charlotte, NC 28255

October 26, 2009

<u>Proxy Statement Proposal for 2010 Annual Meeting</u>

Resolved: The shareholders recommend that all stockholders shall be entitled to attend and speak at any and all Annual Meetings of Stockholders.

Please note that I have continuously held well over $2,000 (market value) of Bank of America voting securities for at least one year prior to submitting this "proposal" and will hold these securities through the date of the next Annual Stockholder meeting.

Respectfully submitted,

/S/

James Perry Slaton

*** FISMA & OMB Memorandum M-07-16 ***

CC: Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

HUNTON& WILLIAMS

EXHIBIT B

See attached Emails.

From: Perry Slaton *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, May 18, 2009 12:59 PM
To:
Subject: Broken Promises

You stated: "We will help you get a job IN CHARLOTTE.

That statement was made 5 years ago. Haven't heard anything since.

Dogs get treated better. Another example of of shabby treatment.

Bank of America destroys lives.

PS

*** FISMA & OMB Memorandum M-07-16 ***

From: Perry Slaton *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, June 09, 2009 7:08 PM
To:
Subject: Investigation

I am outraged about the information I have uncovered about the circumstances surrounding my dismissal from Bank of America.

As time has gone on, people have come forward and substantiated what I have believed all along to be true .

1) I was not let go because of any reduction of force, I was PERSONALLY TARGETED.

2) Terry Watt, who was on his way out, successfully sought revenge against me. The bank allowed him to do so. Terry Watt, who is a racist, made up allegations against me. I wrote a letter defending myself. Mike Mitchell leaked the letter to Watt. This is totally unacceptable.

3) Lara Fleming went along with this, she knew all along what was happening.

4) A concerted effort was made to discredit me. People in my industry were contacted and my excellent reputation ruined FOREVER.

I HAVE LOST EVERYTHING, MY CAREER, REPUTATION AND MY FAMILY.

I AM ON THE BRINK OF DOING THINGS THAT WE WILL ALL REGRET.